FOR IMMEDIATE RELEASE	TSX:SLW
May 28, 2013	NYSE:SLW

SILVER WHEATON ANNOUNCES US$1 BILLION TERM CREDIT FACILITY

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) announces the closing of a US$1 billion non-revolving term loan (“NRT Loan”), with a 3-year term, extendable by 1 year with the unanimous consent of lenders.

Silver Wheaton has fully drawn US$1 billion under the NRT Loan and has applied these proceeds to repay the remaining balance of US$560 million on its Bridge Facility and US$440 million outstanding under its Revolving Facility. Following these repayments, the Company has total debt outstanding of US$1.06 billion with US$1 billion outstanding on the NRT Loan and US$60 million outstanding under the Revolving Facility, which matures in February 2018. The Bridge Facility was terminated following the repayment of the outstanding balance.

“Given Silver Wheaton’s strong cash flows and relatively fixed costs, we are very comfortable with our current balance sheet and our ability to swiftly repay the outstanding debt,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “The company received strong support from the syndicate of banks that participated in this new term loan. Following the closing of this loan, there is US$940 million of credit available under the Revolving Facility, which, together with strong operating cash flows, positions the company well for continued growth.”

At the Company’s option, amounts outstanding under the NRT Loan will incur interest at either (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 120 to 220 basis points or (ii) The Bank of Nova Scotia’s US Base Rate plus an applicable margin ranging from 20 to 120 basis points, with the applicable margin being determined by the Company’s leverage ratio.

Scotiabank and BMO Capital Markets acted as Co-Lead Arrangers and Joint Book-runners. Canadian Imperial Bank of Commerce, HSBC Bank Canada, Royal Bank of Canada and Toronto Dominion Bank acted as Co-Documentation agents. Bank of America Merrill Lynch and Export Development Canada acted as Senior Managers, and Bank of Tokyo-Mitsubishi (UFJ), National Bank of Canada, and Mizuho Corporate Bank acted as Lenders.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com